UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 5)

Under the Securities Exchange Act of 1934

LATAM AIRLINES GROUP S.A.

(Name of Issuer)

Shares of Common Stock, without par value

(Title of Class of Securities)

N/A

(CUSIP Number)

Peter W. Carter

Executive Vice President – External Affairs
Delta Air Lines, Inc.

1030 Delta Boulevard

Atlanta, GA 30354

Telephone: +1 404 715 2600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 3, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons DELTA AIR LINES, INC.
2	Check the Appropriate Box If a Member of a Group (See Instructions) (1), (2) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 60,722,284,826(3)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 60,722,284,826(3)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 60,722,284,826(3)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented By Amount in Row (11) 10.3%(4)
14	Type of Reporting Person (See Instructions) CO

___________________________

[1]	The Reporting Person (as defined herein) together with the Other Shareholders (as defined herein) and members of the Parent GUC Ad Hoc Group (as defined below) may be deemed to constitute a “group” within the meaning of Section 13(d) of the Act on account of these parties engaging in the activities described in Item 4 below. As noted below, the Reporting Person expressly disclaims membership in a “group” within the meaning of Section 13(d) of the Act.
[2]	This filing does not reflect any shares of Common Stock, without par value, of LATAM Airlines Group S.A. (“Common Stock”) that may be deemed to be beneficially owned by the Reporting Person as a result of membership in a “group” within the meaning of Section 13(d) of the Act, and the Reporting Person expressly disclaims such membership. See Item 4 below for additional information.
[3]	Such figure includes (i) 121,281,538 shares of Common Stock held directly by the Reporting Person at the time of LATAM’s emergence from bankruptcy, and (ii) 60,601,003,288 shares of the new Common Stock issued in connection with LATAM’s emergence from bankruptcy, which were issued to the Reporting Person upon conversion of its New Convertible Notes Class A and New Convertible Notes Class B issued by LATAM.
[4]	Percentage calculated on the basis of 589,994,732,307 shares of Common Stock outstanding as of November 10, 2022 according to LATAM. Assuming the anticipated conversion of all the New Convertible Notes (as defined below), the Reporting Person holds 10.0% of LATAM’s Common Stock based on 606,407,693,000 shares of Common Stock outstanding on a fully-converted basis, as disclosed by LATAM in its Form 6-K submitted to the Securities and Exchange Commission on July 6, 2022. All remaining New Convertible Notes Class A are expected to be converted into Common Stock within 60 days of November 3, 2022, the date of effectiveness of the Company Plan (as defined herein).

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Explanatory Note

This Amendment No. 5 (“Amendment No. 5”) to Schedule 13D relates to LATAM’s Common Stock and amends the initial statement on Schedule 13D filed by the Reporting Persons on January 6, 2020, as amended by Amendment No. 1 thereto, filed on September 7, 2021, Amendment No. 2 thereto, filed on December 13, 2021, Amendment No. 3 thereto, filed on January 12, 2022 (“Amendment No. 3”) and Amendment No. 4 thereto, filed on May 24, 2022 (“Amendment No. 4” and the Schedule 13D as so amended through Amendment No. 4, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 5 shall have the same meanings ascribed to them in the Schedule 13D. Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 is hereby amended solely to update the list of Covered Persons on Schedule A attached to the Schedule 13D. As amended, Schedule A is incorporated into this Item 2 by reference.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by deleting the last paragraph of item 4 of Amendment No. 4 and inserting the following language in its place:

“On June 18, 2022, the United States Bankruptcy Court for the Southern District of New York entered an order confirming the joint plan of reorganization (as amended, restated, modified, revised or supplemented from time to time, the “Plan”) filed by the Debtors and dated as of May 25, 2022 [ECF No. 5753]. Pursuant to the Plan, on September 13, 2022, the Debtors commenced the preemptive rights offerings for the New Convertible Notes Class A, New Convertible Notes Class B, New Convertible Notes Class C and ERO New Common Stock (each as defined in the Plan), which offerings concluded on October 12, 2022. On November 3, 2022, the Plan became effective pursuant to its terms and LATAM emerged from bankruptcy. In connection with LATAM’s emergence, the Reporting Person’s Common Stock that it received pursuant to the Tender Offer was substantially diluted to 0.02% of LATAM’s Common Stock, which comprises 606,407,693,000 shares in total. Further, in connection with LATAM’s emergence, the Reporting Person converted approximately $657 million of New Convertible Notes Class B into 60,580,128,481 new shares of Common Stock. The Reporting Person also converted the New Convertible Notes Class A that it received on account of a prepetition unsecured claim transferred to it by one of its affiliates into 20,874,807 new shares of Common Stock. As a result of the conversion of its New Convertible Notes Class A and New Convertible Notes Class B, the Reporting Person now holds approximately 10% of LATAM’s Common Stock.

On November 3, 2022, the Reporting Person entered into a shareholders agreement (the “Shareholders Agreement”) (attached hereto as an exhibit and incorporated herein by reference) with the members of the Parent GUC Ad Hoc Group (as defined therein), the Cueto group and Qatar. The Shareholders Agreement will implement the initial composition of the board of directors of LATAM contemplated under the Plan in accordance with Chilean law, and provides that for a period of two years after the date of the first shareholders’ meeting following the effective date of the Plan, all parties to the Shareholders Agreement shall vote their shares and use reasonable best efforts to cause the board of directors of LATAM to be comprised of five directors nominated by the Parent GUC Ad Hoc Group, one director nominated by Delta, one director nominated by Qatar, and two directors nominated by the Cueto group. In connection with the Plan and the Shareholders Agreement, the Reporting Person has nominated Sonia Villalobos, who currently serves as a member of the board of directors of LATAM, to continue to serve as a member of the board of directors of LATAM.  Ms. Villalobos is expected to be elected to the board of directors of LATAM at a LATAM shareholder meeting to be held on or about November 15, 2022. In addition, for the first five years following the date of execution of the Shareholders Agreement, recoveries on, or distributions with respect to, the Reporting Person’s shares, along with those of the Cueto group and Qatar, issued upon conversion of their New Convertible Notes Class B will be subordinated to any recoveries on, or distributions with respect to, certain of the shares held by the Parent GUC Ad Hoc Group upon the occurrence of a liquidation event (as defined therein), until the Parent GUC Ad Hoc Group (or any of their assignees who execute joinders to the Shareholders Agreement) have recovered the entire amount represented by their shares.

Additionally, on November 3, 2022, the Reporting Person entered into an agreement (the “Registration Rights Agreement”), which was amended and restated on November 10, 2022 (attached hereto as an exhibit and incorporated herein by reference), with LATAM, the Parent GUC Ad Hoc Group, the Cueto group and Qatar that provides for customary registration rights with respect to LATAM’s Common Stock.

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The Reporting Person understands that as of the date hereof, the Cueto group holds approximately 5% and Qatar holds approximately 10% of LATAM’s Common Stock, and with respect to all of the individual members of the Parent GUC Ad Hoc Group party to the Shareholders Agreement, such parties, if aggregated together, held approximately 65% of LATAM’s Common Stock as of the date of the Shareholders Agreement on an as-converted basis assuming conversion of all the New Convertible Notes held by such parties. The Reporting Person disclaims membership in a “group” within the meaning of Section 13(d) of the Act and beneficial ownership over any of the shares of Common Stock beneficially owned by any other person, including the Other Shareholders or any member of the Parent GUC Ad Hoc Group, and nothing in this Amendment No. 5 shall be deemed an admission that the Reporting Person is a member of a “group” within the meaning of Section 13(d) of the Act.”

Item 5.	Interest in Securities of the Issuer.

Item 5(a-b) is hereby amended and restated as follows:

“(a-b) The responses of the Reporting Person to rows (7) through (13) on page 1 and Item 4 of the Schedule 13D, as amended are incorporated into this Item 5 by reference.

The Reporting Person is the beneficial owner of 60,722,284,826 shares of Common Stock (or approximately 10% of the 606,407,693,000 shares of Common Stock outstanding on a fully-converted basis assuming the anticipated conversion of all the New Convertible Notes, as reported by LATAM in its Report of Foreign Private Issuer on Form 6-K, submitted to the Securities and Exchange Commission on July 6, 2022), and, subject to the restrictions as described in Item 4 of the Schedule 13D, the Reporting Person has sole power to vote or direct the vote of, and sole power to dispose of or direct the disposition of, all of such shares of Common Stock. Of the 60,722,284,826 shares of Common Stock that the Reporting Person owns, 121,281,538 shares of Common Stock, which the Reporting Person acquired pursuant to the Tender Offer, were substantially diluted as a result of the new shares of Common Stock issued by LATAM in connection with its emergence from bankruptcy.

To the Reporting Person’s knowledge, none of the Covered Persons directly owns any shares of Common Stock; however, because each Covered Person is a director or executive officer of the Reporting Person, each Covered Person may be deemed to be the beneficial owner of the Common Stock beneficially owned by the Reporting Person. The Covered Persons disclaim any beneficial ownership of the shares of Common Stock held by the Reporting Person. None of the Covered Persons shares voting or dispositive power over any shares of Common Stock held by the Reporting Person.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated as follows:

“The responses of the Reporting Person to Items 2, 3, 4, 5 of the Schedule 13D, as amended by this Amendment No. 5, are incorporated into this Item 6 by reference.

Except as disclosed in the Schedule 13D, as amended by this Amendment No. 5, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any third persons, including the Other Shareholders, with respect to the Common Stock.”

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

Exhibit Number	Description
Exhibit 99.6	Shareholders Agreement, dated as of November 3, 2022
Exhibit 99.7	Amended and Restated Registration Rights Agreement, dated as of November 10, 2022

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2022	DELTA AIR LINES, INC.

	By:	/s/ Peter W. Carter
Peter W. Carter
Executive Vice President – External Affairs

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SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF DELTA AIR LINES, INC.

The following table and related footnotes set forth the name and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each director and executive officer of the Reporting Person. The business address of each such person at Delta Air Lines, Inc. is 1030 Delta Boulevard, Atlanta, Georgia 30354. Each such person is a citizen of the United States of America, with the exception of Sergio A. L. Rial, who is a dual citizen of Brazil and Spain.

Name	Relationship to Reporting Person	Present Principal Occupation (outside Reporting Person, if any)
Edward H. Bastian	Chief Executive Officer and Director	N/A
Francis S. Blake	Chairman of the Board	N/A
Greg Creed	Director	N/A
David G. DeWalt	Director	Founder and Managing Director of NightDragon Security[1]
William H. Easter III	Director	N/A
Leslie D. Hale	Director	President and Chief Executive Officer of RLJ Lodging Trust[2]
Christopher A. Hazleton	Captain, Airbus 321, and Director	N/A
Michael P. Huerta	Director	N/A
Jeanne P. Jackson	Director	N/A
George N. Mattson	Director	N/A
Sergio A. L. Rial	Director	Non-Executive Chairman of the Board of Directors of Banco Santander (Brasil) S.A.[3]
David S. Taylor	Director	N/A
Kathy N. Waller	Director	N/A
Allison Ausband	Executive Vice President – Chief Customer Experience Officer	N/A
Alain M. Bellemare	Executive Vice President and President – International	N/A
Peter W. Carter	Executive Vice President – External Affairs	N/A
Glen W. Hauenstein	President	N/A
Daniel C. Janki	Executive Vice President – Chief Financial Officer	N/A
John Laughter	Executive Vice President – Chief of Operations	N/A
Rahul Samant	Executive Vice President – Chief Information Officer	N/A
Steven M. Sear	Executive Vice President – Global Sales	N/A
Joanne D. Smith	Executive Vice President – Chief People Officer	N/A

____________________

[1]	The principal executive offices of NightDragon Security, a private venture capital firm, are located at 101 2nd St., Suite 1275, San Francisco, CA 94105.
[2]	The principal executive offices of RLJ Lodging Trust, a real estate investment trust, are located at 3 Bethesda Metro Center, Suite 1000, Bethesda, MD 20814.
[3]	The principal executive offices of Banco Santander (Brasil) S.A., a commercial bank and member of the Santander Group, are located at Avenida Presidente Juscelino Kubitschek, 2,041 and 2,235 – Bloco A, Vila Olímpia, São Paulo, SP 04543-011, Federative Republic of Brazil.

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